UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 1-8803

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Material Sciences Corporation

Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Material Sciences Corporation

2200 East Pratt Boulevard

Elk Grove Village, Illinois 60007

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Pension Committee

Material Sciences Corporation

    Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Blackman Kallick, LLP

Chicago, Illinois

June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee

Material Sciences Corporation

Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton, LLP

Chicago, Illinois

June 27, 2007

Material Sciences Corporation

Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets
Participant-directed investments (Schedule H)	$59,948,346	$44,657,983
Receivables
Participant contributions	28,473	105,693
Company contributions	679,945	387,428

Total receivables	708,418	493,121

NET ASSETS AVAILABLE FOR BENEFITS	$60,656,764	$45,151,104

The accompanying notes are an integral part of the financial statements.

Material Sciences Corporation

Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

Additions
Investment income
Net appreciation in fair value of investments (Note C)	$(1,887,496)
Dividends and interest	4,662,210

Net investment income	2,774,714
Contributions
Participant	2,610,828
Company	905,500
Rollovers	351,796

Total contributions	3,868,124

Assets Transferred In	17,030,937

Total additions	23,673,775

Deductions
Benefits paid to participants	8,158,408
Administrative expenses	9,707

Total deductions	8,168,115

NET INCREASE	15,505,660

Net assets available for benefits
Beginning of year	45,151,104

End of year	$60,656,764

The accompanying notes are an integral part of the financial statements.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A—DESCRIPTION OF THE PLAN

The following description of the Material Sciences Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the plan’s provisions.

General

The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation (“MSC”) and its subsidiaries (collectively, the “Company”) are eligible to participate in the Plan. An employee is eligible to participate in the Plan starting 60 days after his or her date of hire. Employees who are hired after January 1, 2007 are eligible for auto enrollment. A contribution of 3% will automatically be made, unless otherwise directed by the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Pension Committee, consisting of current employees of the Company, administers the Plan. Mercer HR Services (the “Trustee”) is the trustee and performs record-keeping tasks for the Plan.

Contributions

Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The combined pre-tax and after-tax contributions, up to 6% of the participant’s compensation, are designated as “Basic Contributions.” Any contribution in excess of the 6% of the participant’s compensation is designated as “Supplemental Contributions.” The combined pre-tax contributions, after-tax contributions and catch-up contributions cannot exceed 85% (50% in 2006) of the participant’s compensation.

The Company makes matching contributions to the Plan, and these contributions are allocated to participant accounts. The amount of the matching contribution is determined by the Company. Through June 30, 2005, participants received 35% of the first 6% of base compensation. Effective July 1, 2005, participants received a matching contribution equal to the following percentage:

• MSC Non-Union Employees	50% of the first 6% of base compensation
• MSC Bargaining Unit (Elk Grove Village)	60% of the first 6% of base compensation
• MSC Bargaining Unit (Morrisville)	60% of the first 6% of base compensation
• MSC Bargaining Unit (Walbridge)	35% of the first 6% of base compensation

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE A—DESCRIPTION OF THE PLAN—Continued

Contributions—Continued

Effective September 15, 2006, the Company’s matching contribution for the MSC Bargaining Unit (Walbridge) has been increased to 50% of the first 6% of base compensation. Effective April 1, 2006, the Company’s matching contribution for the MSC Bargaining Unit (Morrisville) was reduced to 50% of the first 6% of base compensation. Effective August 3, 2007, the Company matching contribution for the MSC Bargaining Unit (Morrisville) has been increased to 60% of the first 6% of base compensation.

Effective July 1, 2006, all employees will receive an additional minimum retirement contribution as defined in the Plan Document:

• MSC Non Union Employees	1.75% to 1.92% of base compensation
• MSC Bargaining Unit Employees (Elk Grove Village)	2.16% to 2.33% of base compensation
• MSC Bargaining Unit Employees (Morrisville)	1.75% of base compensation
• MSC Bargaining Unit Employees (Walbridge)	1.75% to 1.92% of base compensation

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2007 and 2006.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions and allocations of Company discretionary contributions and plan earnings, and charged with withdrawals and an allocation of plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants may direct the investment of their total account balances into various mutual funds, common collective trust (“CCT”) funds and a Company stock fund, all of which are currently available as investment options in the Plan.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE A—DESCRIPTION OF THE PLAN—Continued

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service. A participant is vested in employer matching contributions and the annual retirement contribution based on the following schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Forfeited Accounts

Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions or administrative expenses. As of December 31, 2007 and 2006, forfeited accounts totaled $95,647 and $158,722 respectively. During the plan year ended December 31, 2007, administrative expenses were reduced by $1,585 from non-vested forfeiture accounts. In 2008, $57,000 of forfeitures in the Plan were applied towards the Company’s matching contribution.

Payment of Benefits

Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or periodic installment payments prompted by Required Minimum Distributions (RMD) regulatory requirements.

Loans and Distributions to Participants

Participants may borrow as much as 50% of their vested account balances or $50,000, whichever is less. The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE A—DESCRIPTION OF THE PLAN—Continued

Loans and Distributions to Participants—Continued

residence. Loans are secured by the balance in the participant’s account. The interest rate is prime plus 1%. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59-1/2 years of age, and the withdrawal does not qualify for exemption under IRC regulations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with standards of the Public Accounting Oversight Board (United States) and with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, the investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan’s interest in the Putnam Stable Value Fund as of December 31, 2007 and 2006 is a CCT. The Plan owns shares in this CCT which, in turn, holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investment contracts are valued at contract value as estimated by the Trustee (which is contract value representing investing principal plus accrued interest thereon). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value as of December 31, 2007 and 2006.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

The Company pays all administrative expenses of the Plan except for certain investment management charges, distributions and loan processing fees.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no participants who elected to withdraw from the Plan but have not yet been paid as of December 31, 2007 and 2006.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE C—INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006.

	2007	2006
George Putnam of Boston Fund	$5,120,952	$5,422,995
Putnam S&P 500 Index Fund	3,212,492	2,646,082
Putnam Asset Allocation Fund	11,414,603	N/A
Putnam Stable Value Fund (at contract value)	10,735,565	8,807,444
Putnam Voyager Fund	N/A	2,784,898
American Growth Fund	4,112,442	N/A
William Blair International Growth Fund	5,160,909	4,201,768
Neuberger & Berman Genesis Trust Fund	3,649,273	3,231,937
Dodge & Cox Stock Fund Oakmark International Fund	8,150,560 2,502,599	9,719,406 2,871,574

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($1,887,496) as follows:

Mutual funds
Putnam George Putnam of Boston Fund	$(560,048)
Putnam S&P 500 Index Fund	132,972
Putnam Voyager Fund Putnam Asset Allocation Fund	135,361 133,036
William Blair International Growth Fund American Growth Fund	230,926 (385,161)
Oakmark International Fund	(425,440)
ABN AMRO Veredus Aggressive Growth Fund	(320,968)
Neuberger & Berman Genesis Trust Fund	107,768
Dodge & Cox Stock Fund	(816,161)
T. Rowe Price Growth Stock Fund	151,820
Vanguard Total Bond Market Fund	23,708

Total mutual funds	(1,592,187)
Common stock
Material Sciences Corporation	(295,309)

Net depreciation of investments	$(1,887,496)

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE C – INVESTMENTS – Continued

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE D—TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in all material aspects with the applicable requirements 1of the IRC and that the Plan and related trust continue to be tax-exempt as of the financial statement dates.

NOTE E—RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Mercer HR Services, the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2007 and 2006 the Plan held 117,142 and 44,489 shares, respectively, of the common stock of MSC, the Plan’s sponsor. During the year ended December 31, 2007, the Plan recorded no dividend income related to such stock.

NOTE F—PLAN TERMINATION

Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions set forth in ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan Document, and that all participants shall become fully vested in their Company contribution accounts at that time.

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE G – ASSETS TRANSFERRED IN

Effective January 1, 2007, the Material Sciences Corporation Retirement Plan was merged into the Plan. As a result of this merger, assets of $17,030,937 were transferred in to the Plan from the Material Sciences Corporation Retirement Plan in January 2007.

NOTE H—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006, to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$60,656,764	$45,151,104
Less Contribution receivable at end of year	(708,418)	(493,121)
Less Loans deemed distributable	(129,301)	(42,751)

Net assets available for benefits per the Form 5500	$59,819,045	$44,615,232

The following is a reconciliation of net income per the financial statements for the year ended December 31, 2007, to Form 5500:

2007
Net income per the financial statements	$15,505,660
Less assets transferred in	(17,030,937)
Less change in contribution receivable at end of year	(215,297)
Less loans deemed distributable	(86,551)

Net loss per Form 5500	$(1,827,125)

NOTE I—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for

Material Sciences Corporation

Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007 and 2006

NOTE I—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS—Continued

fiscal years beginning after November 15, 2007. The adoption of SFAS 157, when effective, is not expected to have a material impact on the Plan’s financial statements.

Material Sciences Corporation

Savings and Investment Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2007

E.I.N. Number 95-2673173 Plan Number 5-22430

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost***	(e) Current value
		Mutual funds
*	Putnam Investments	George Putnam of Boston Fund		$5,120,952
		Putnam Asset Allocation - Balanced Portfolio		11,414,603
	William Blair	International Growth Fund		5,160,909
	Oakmark	Oakmark International Fund		2,502,599
	ABN AMRO	Veredus Aggressive Growth Fund		1,641,141
	Neuberger Berman	Genesis Trust Fund		3,649,273
	Dodge & Cox	Stock Fund		8,150,560
	American	Growth Stock Fund		4,112,442
	Vanguard	Total Bond Market Fund		1,565,056
*	Putnam Investments	S&P 500 Index Fund		3,212,492

		Common stock
**	Material Sciences Corporation	Material Sciences Corporation		870,363

		Common collective trusts
*	Putnam Investments	Stable Value Fund		10,735,565

		Participant loans
**	Loans to participants (including deemed loans)	Interest rates ranging from 5.0 % to 9.5%, maturing from 2008 to 2022		1,812,391

				$59,948,346

*	Putnam and Mercer HR Services are related companies.
**	Represents a party-in-interest.
***	Cost information is omitted as the Plan is fully participant directed.

See report of independent registered public accounting firm regarding supplemental information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 27th day of June 2008.

MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN
By:	Material Sciences Corporation, Plan Administrator
	By:	/s/ James M. Froisland
James M. Froisland Senior Vice President, Chief Financial Officer, Chief Information Officer and Corporate Secretary

	By:	/s/ John M. Klepper
John M. Klepper Vice President, Human Resources

Exhibit Index

Exhibit No.	Description

23.1	Consent of Blackman Kallick, LLP

23.2	Consent of Grant Thornton, LLP